FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except earnings per ADR)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net sales	$2,285.7	$1,317.3	$6,130.6	$3,849.4
Cost of sales	1,024.0	698.7	2,974.2	2,045.3

Gross profit	1,261.7	618.6	3,156.4	1,804.1
Research and development expenses - net	134.3	92.4	357.7	271.1
Selling, general and administrative expenses	403.8	214.0	1,094.9	581.3

	723.6	312.2	1,703.8	951.7
Acquisition of research and development in process			1,248.0
Impairment and restructuring expenses			30.6

Operating income	723.6	312.2	425.2	951.7
Financial income (expense) - net	(28.1)	6.8	(98.8)	5.5

Income before income taxes	695.5	319.0	326.4	957.2
Income taxes	87.2	50.9	231.9	188.1

	608.3	268.1	94.5	769.1
Share in losses of associated companies - net	(0.6)	(0.4)	(5.3)	(0.1)
Minority interests in profits of subsidiaries - net	(1.3)	(0.6)	(3.1)	(1.6)

Net income	$606.4	$267.1	$86.1	$767.4

Earnings per ADR:
Basic	$0.79	$0.43	$0.11	$1.24

Diluted	$0.74	$0.40	$0.11	$1.14

Weighted average number of ADRs (in millions):
Basic	767.4	616.7	751.5	617.5

Diluted	833.5	678.2	784.1	679.9

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$833.5	$1,275.6
Short-term investments	842.0	935.5
Accounts receivable:
Trade	2,971.3	1,768.7
Other	727.1	411.3
Inventories	1,867.6	1,114.2

Total current assets	7,241.5	5,505.3
Investments and other assets	768.2	410.6
Property, plant and equipment, net	2,137.3	1,360.9
Intangible assets and debt issuance costs, net	2,009.0	648.6
Goodwill	7,849.6	2,462.0

Total assets	$20,005.6	$10,387.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$737.2	$375.5
Accounts payable and accruals	3,207.0	1,884.6

Total current liabilities	3,944.2	2,260.1
Long-term liabilities:
Deferred income taxes	652.4	219.3
Employee related obligations	125.0	84.4
Senior Notes, loans and other liabilities	2,116.4	459.4
Convertible Senior Debentures	2,554.1	1,313.9

Total long-term liabilities	5,447.9	2,077.0

Total liabilities	9,392.1	4,337.1

Minority interests	35.0	8.0

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value; September 30, 2006 and December 31, 2005: authorized -1,500.0 million shares; issued and outstanding 789.2 million shares and 646.7 million shares, respectively	45.7	42.6
Additional paid-in capital	7,815.0	3,389.8
Deferred compensation		(0.2)
Retained earnings	2,997.9	3,081.6
Accumulated other comprehensive income	334.9	145.6
Cost of company shares held by subsidiaries - September 30, 2006 and December 31, 2005 – 27.9 million ordinary shares and 28.1 million ordinary shares, respectively	(615.0)	(617.1)

Total shareholders’ equity	10,578.5	6,042.3

Total liabilities and shareholders’ equity	$20,005.6	$10,387.4

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash flows from operating activities:
Net income	$606.4	$267.1	$86.1	$767.4
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows*	93.5	37.2	1,499.2	144.5
Changes in certain assets and liabilities*	92.9	81.0	(291.7)	199.0

Net cash provided by operating activities	792.8	385.3	1,293.6	1,110.9

Cash flows from investing activities:
Purchase of property, plant and equipment	(96.4)	(83.1)	(259.6)	(226.8)
Acquisition of subsidiaries	(1.7)	(8.4)	(3,582.3)	(1.2)
Proceeds from disposal of investment in subsidiary consolidated in previous years			1.5
Acquisition of intangible assets	(1.3)	(5.6)	(12.5)	(18.0)
Proceeds from sale of property, plant, equipment and intangible assets	20.5	1.3	22.6	2.5
Acquisition of long-term investments and other assets	(156.2)	(124.5)	(414.0)	(405.5)
Proceeds from sale of long-term investments	25.0	67.0	36.3	372.9
Purchase of minority interest				(2.9)
Net decrease (increase) in short-term investments	(365.1)	(207.9)	116.3	(221.2)
Sale of subsidiary				(1.3)

Net cash used in investing activities	(575.2)	(361.2)	(4,091.7)	(501.5)

Cash flows from financing activities:
Proceeds from exercise of options by employees	19.8	25.1	143.1	89.4
Excess tax benefit on options exercised	2.5		40.0
Cost of acquisition of Company shares, net of proceeds from sale				(379.7)
Proceeds from Senior Notes, net of issuance costs of $11.9 million in 2006, and long-term loans received	42.6	1.0	1,532.7	1.3
Discharge of long-term loans and other long-term liabilities	(50.3)	(132.3)	(61.3)	(155.2)
Net decrease in short-term credit	(209.6)	(10.8)	(507.2)	(96.2)
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs of $17.5 million			1,375.0
Repurchase of Convertible Senior Debentures			(3.2)
Dividends paid	(58.5)	(39.7)	(169.8)	(123.4)

Net cash provided by (used in) financing activities	(253.5)	(156.7)	2,349.3	(663.8)

Translation differences on cash balances of certain subsidiaries	6.3	1.4	6.7	(26.6)

Net decrease in cash and cash equivalents	(29.6)	(131.2)	(442.1)	(81.0)
Balance of cash and cash equivalents at beginning of period	863.1	834.3	1,275.6	784.1

Balance of cash and cash equivalents at end of period	$833.5	$703.1	$833.5	$703.1

Supplemental disclosure of non-cash investing and financing activities:

As discussed in note 4, on January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of $7.9 billion. An aggregate amount of $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

During the nine months ended September 30, 2006, $152 million principal amount of Convertible Senior Debentures were converted into 7.1 million Teva ADRs.

*	See details on page 4.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation, amortization and impairment	$110.1	$56.3	$327.0	$167.2
Deferred income taxes – net	(37.1)	(8.8)	(150.7)	(19.4)
Increase (decrease) in employee related obligations	8.7	(0.8)	17.1	1.1
Capital loss (gain) – net	(2.1)	0.1	(1.2)	0.4
Capital loss (gain) on sale of subsidiary		0.2		(3.2)
Share in losses of associated companies – net	0.6	0.4	5.3	0.1
Minority interests in profits of subsidiaries – net	1.3	0.6	3.1	1.6
Acquisition of research and development in process		—	1,248.0	—
Capital loss (gain) and amortization of premium on marketable securities - net	4.3	(9.5)	4.3	(3.6)
Stock-based compensation expense	10.5		36.4
Other items – net	(2.8)	(1.3)	9.9	0.3

	$93.5	$37.2	$1,499.2	$144.5

Changes in certain assets and liabilities:
Increase in accounts receivables	$(21.7)	$(67.4)	$(609.1)	$(178.0)
Decrease (increase) in inventories	(84.8)	31.3	(145.1)	82.0
Increase in accounts payable and accruals	199.4	117.1	462.5	295.0

	$92.9	$81.0	$(291.7)	$199.0

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, except for stock-based compensation, as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission (“SEC”). The results of operations for the three months and nine months ended September 30, 2006 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Stock-based compensation:

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), (“FAS 123R”) “Share-Based Payment” and Staff Accounting Bulleting No. 107 (“SAB 107”), which was issued in March 2005 by the SEC. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for equity instruments of the Company. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation”, as amended by FAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, for companies electing to apply APB 25. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

The Company has expensed compensation costs applying the accelerated vesting method, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures, net of estimated forfeitures. Results for prior periods have not been restated as explained above. The Company intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures. The cumulative effect of initially adopting FAS 123R was not material to the Company’s consolidated financial statements.

During the three months and nine months ended September 30, 2006, the Company recorded stock-based compensation costs as follows:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
	U.S. dollars (in millions)
Employee stock options	$9.4	$33.1
Restricted stock units	1.1	3.3

Total stock-based compensation expense	10.5	36.4
Tax effect on stock-based compensation expense	1.8	7.0

Net effect	$8.7	$29.4

The effect of adopting FAS 123R resulted in the following incremental net charge and impact on earnings per ADR:

	Three months ended September 30, 2006	Nine months ended September 30, 2006
	U.S. dollars (in millions) except earnings per ADR
Increase in net charge	$7.7	$26.7

Basic earnings per ADR ($)	$0.01	$0.04

Diluted earnings per ADR ($)	$0.01	$0.03

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The total unrecognized compensation cost before tax on employee stock options and restricted stock units (“RSUs”) amounted to $52.9 million and $8.6 million, respectively, at September 30, 2006 and is expected to be recognized over a weighted average period of 1.1 years and 1.3 years for stock options and RSUs, respectively.

The vesting period of the options is generally 2 to 4 years from the date of grant and the rights of the ordinary shares obtained upon exercise of options will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted typically extends to 5 to 7 years from the date of grant.

A summary of the status of the option plans as of September 30, 2006 and changes during the nine month period is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Nine months ended September 30, 2006
	Number (in thousands)	Weighted average exercise price $
Balance outstanding at beginning of period	30,742	21.27
Changes during the period:
Issuance on acquisition of Ivax*	16,376	18.97
Granted	14	32.53
Exercised	(8,352)	16.97
Forfeited	(215)	21.76

Balance outstanding at end of period	38,565	21.27

Balance exercisable at end of period	29,493	17.62

*	Vested stock options

The following table summarizes information about options outstanding at September 30, 2006.

Number of ordinary shares issuable upon exercise of options outstanding
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$4.50 – $6.90	1,041	5.43	0.83	29,838
$9.85 – $14.38	9,810	13.35	3.44	203,464
$14.50 – $15.25	4,150	15.09	2.62	78,858
$15.50 – $18.25	3,205	17.23	2.51	54,037
$18.40 – $23.90	7,953	20.48	4.23	108,247
$24.00 – $28.35	4,760	25.33	3.77	41,694
$28.50 – $33.80	3,883	31.73	4.67	9,163
$35.55 – $40.00	171	36.06	2.04
$40.05 – $43.00	3,592	42.64	6.19

	38,565	21.27	3.78	525,301

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Number of ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance at end of period (in thousands)	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value (in thousands)
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	1,041	5.43	0.83	29,838
$ 9.85 – $14.38	9,810	13.35	3.44	203,464
$14.50 – $15.25	4,150	15.09	2.62	78,858
$15.50 – $18.25	3,205	17.23	2.51	54,037
$18.40 – $23.90	6,568	20.54	4.39	89,000
$24.00 – $28.35	3,171	25.39	3.42	27,584
$28.50 – $33.80	1,377	31.77	4.33	3,195
$35.55 – $40.00	171	36.06	2.04

	29,493	17.62	3.38	485,976

Status of non-vested RSUs

	Nine months ended September 30, 2006
	Number (in thousands)	Weighted average grant date fair value $
Balance outstanding at beginning of period	274	42.56
Granted	13	33.09

Balance outstanding at end of period	287	42.15

The aggregate intrinsic value in the above tables represents the total pretax intrinsic value, based on the Company’s stock price of $34.09 as of September 30, 2006, which would have potentially been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of September 30, 2006 was 29.3 million.

The total intrinsic value of options exercised during the nine months ended September 30, 2006 and 2005 was $173.7 million and $119.1 million, respectively, based on the Company’s average stock price of $37.77 and $31.26 during the nine months ended September 30, 2006 and 2005, respectively.

Employee stock-based plans:

In 1999, the Company’s Board of Directors approved an option plan for employees, under which senior employees in Israel, Europe and the United States may be granted options to purchase up to 8 million ordinary shares of the Company. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through September 30, 2006, options to purchase 5.5 million ordinary shares were granted under this plan.

In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees may be granted options to purchase up to 26.2 million ordinary shares of the Company. In addition to this authorization, in March 2003, the Company’s Board of Directors granted options to senior employees of Teva to purchase up to 9.0 million ordinary shares of the Company. During 2004, and further to the approval of August 2000, the Company’s Board of Directors approved the granting of options to purchase 4.8 million ordinary shares of the Company, of which the Chief Executive Officer and President of the Company was granted options to purchase 0.5 million ordinary shares at an exercise price of

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

$25.03. Through September 30, 2006, options to purchase 25.3 million ordinary shares were granted at an exercise price equal to the closing price on NASDAQ or TASE, or the average price between the high and low prices on NASDAQ, as applicable, on the day of approval of each grant.

All options authorized but not granted by the Board of Directors under the plans described in the immediately preceding paragraphs have expired and are of no further effect except for approximately 0.1 million options which remain available for future grants.

In connection with Teva’s 100 year anniversary celebration, in July 2001, the Company’s Board of Directors approved an option plan, under which options to purchase 2.5 million ordinary shares of the Company were granted to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 400 ordinary shares at an exercise price of $13.89 (85% of the market value of the Company’s ADR on the date of grant). Certain other employees were granted options under the same plan to purchase 0.3 million ordinary shares of the Company, at an exercise price of $14.80.

On September 4, 2001, the Board of Directors resolved to grant to the former Chief Executive Officer and President of the Company options to purchase 0.3 million ordinary shares, at an exercise price of $17.55. On February 14, 2002, the Board of Directors resolved to grant the following options: (i) to the former Chief Executive Officer and President of the Company, options to purchase 2.8 million ordinary shares, at an exercise price of $13.91, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders; (ii) to the Chief Executive Officer and President of the Company, options to purchase 1.2 million ordinary shares at an exercise price of $15.11; and (iii) to each of the former Chairman of the Board of Directors and the Chairman of its Executive Committee at that time, options to purchase 0.1 million ordinary shares, at an exercise price of $13.91.

On July 27, 2005, Teva’s shareholders approved the Teva 2005 Omnibus Long-Term Share Incentive Plan (“Omnibus Plan”), under which 50 million equivalent option units, which include both options exercisable into ordinary shares (or ADSs representing ordinary shares) and restrictive stock units (“RSUs”), were approved for granting. As of September 2006, the Compensation Committee of the Board had approved equivalent options of up to 4.6 million for allotment to officers and employees of the Company.

Options and RSUs were allocated in a ratio of 1 RSU being equivalent to 3 options. Out of the total 4.4 million equivalent options granted, 0.3 million RSUs were granted (equivalent to 0.8 million options), with the balance of 3.6 million being options at an average exercise price of $42.64 per option with an expiration date in 2012.

The 0.3 million RSUs granted with a weighted average fair value of $42.32 at the date of grant have a similar vesting period and remaining contractual life as the options granted in the Omnibus Plan.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table illustrates the effect on net income and earnings per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation in prior years:

	Three months ended September 30, 2005	Nine months ended September 30, 2005
	In millions, except earnings per ADR
Net income, as reported	$267.1	$767.4
Add: amortization of deferred compensation related to employee stock option plans, included in condensed consolidated statements of income, net of related tax effect	*	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	7.5	26.8

Pro forma net income	$259.6	$740.6

Earnings per ADR:
Basic - as reported	$0.43	$1.24

Basic - pro forma	$0.42	$1.20

Diluted - as reported	$0.40	$1.14

Diluted - pro forma	$0.39	$1.10

*	Represents an amount of less than $0.1 million.

NOTE 3 – Earnings per American Depository Receipt (“ADR”):

Basic earnings per ADR are computed by dividing net income by the weighted average number of ADRs/ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the three months ended September 30, 2006 and the three months and nine months ended September 30, 2005, basic earnings per ADR was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures, using the if-converted method, by adding to net income interest expense on these debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures; and (2) the exercise of options and RSUs granted under employee stock option plans, using the treasury stock method.

In computing diluted earnings per ADR for the nine months ended September 30, 2006, no account was taken of the potential dilution of Convertible Senior Debentures, issuable upon assumed conversion, amounting to 34.8 million weighted average number of ADRs, since they had an antidilutive effect on earnings per ADR.

NOTE 4 – Acquisition of Ivax Corporation:

On January 26, 2006, Teva completed its acquisition of Ivax Corporation, a multinational generic pharmaceutical company with headquarters in Miami, Florida and with operations mainly in the United States, Europe and Latin America, for approximately $3.8 billion in cash and 122.9 million ADRs, representing approximately 15.6% of the issued and outstanding share capital of Teva as of September 30, 2006. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and the fair value of Teva’s vested stock options granted in exchange for Ivax’s vested stock options, determined using the Black-Scholes option pricing model) based on the aggregate of the cash consideration and the average of the closing price per ADR during the five trading day period commencing two trading days before the date of the merger agreement with Ivax.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The cash consideration of $3.8 billion was financed with Teva’s own resources and short-term borrowings in the amount of $2.8 billion. These borrowings were subsequently refinanced by the issuance of Senior Notes and Convertible Senior Debentures (see notes 5 and 6).

This acquisition enhances Teva’s position in the United States, expands its presence in Western Europe and significantly boosts Teva’s reach in Latin America, Russia and Central and Eastern European countries. The acquisition further provides Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Beyond the significant geographical expansion into Central and Eastern Europe and Latin America, Ivax brings Teva new capabilities in the respiratory business, as well as an innovative pipeline with products in various stages of clinical development. Ivax also complements Teva’s existing veterinary business through the Ivax animal health business.

Under the terms of the merger agreement, Ivax shareholders had the right to elect to receive for each Ivax share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration procedures designed to ensure that the purchase consideration would be settled 50% in cash and 50% in Teva ADRs.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of January 31, 2006. The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of Ivax have been included in the consolidated statements of income commencing February 1, 2006.

An amount of $1,248.0 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles. An amount of $1,432.9 million was allocated to identifiable intangible assets - existing products amortizable mainly over 17 years. Pursuant to a restructuring plan, the Company has preliminarily estimated and recorded additional liabilities of $272 million related mainly to severance pay, termination of certain agreements and impairment of assets. The Company expects to finalize such plan during 2006. The excess of cost of acquisition over the fair value of net tangible and intangible assets on the acquisition date that was not attributed to acquired in-process research and development amounted to $5,300.5 million, and was allocated to goodwill.

Below are certain unaudited pro forma combined statements of income data for the three months and nine months ended September 30, 2006 and 2005, as if the acquisition of Ivax had occurred on January 1, 2006 and 2005, respectively, after giving effect to: (a) preliminarily estimated purchase accounting adjustments, including amortization of identifiable intangible and tangible assets and the entire amount of the step-up of Ivax’s inventory amounting to $95.0 million (pre-tax); and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures and Senior Notes in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding expenses directly attributable to the acquisition representing acquired research and development in process discussed above. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2006 and 2005, respectively, nor is it necessarily indicative of future results.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	U.S. $ in millions
Sales	$2,285.7	$1,918.4	$6,264.7	$5,517.2

Net Income	606.3	$270.0	$1,290.4	$694.0

Earnings per ADR:
Basic	$0.79	$0.37	$1.69	$0.94

Diluted	$0.74	$0.34	$1.57	$0.86

Weighted average number of ADRs (in millions):
Basic	767.4	739.6	763.2	740.4

Diluted	833.5	826.2	833.4	827.6

The unaudited pro forma statements of income do not include any adjustments to net sales and gross profit in respect of: (i) authorized generic products for which Ivax’s distribution rights were terminated in connection with the acquisition and (ii) products that Teva and Ivax divested in connection with the acquisition. Net sales and gross profit of such products for the three months ended September 30, 2005 were $80.9 million and $11.8 million, respectively, and for the nine months ended September 30, 2005 were $183.8 million and $35.4 million, respectively. Sales of such products in 2006, prior to the acquisition, were insignificant.

The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of 122.9 million Teva ADRs in the acquisition, assuming these were issued at the beginning of 2006 and 2005, respectively.

The calculation of the weighted average number of ADRs for pro forma diluted earnings per ADR gives effect to the issuance of 122.9 million Teva ADRs in the acquisition, the dilutive effect of 16.4 million Teva stock options issued in exchange for Ivax stock options and the additional shares issuable upon the assumed conversion of the $818 million principal amount of 1.75% Convertible Senior Debentures due 2026 and Ivax’s 4.5% Convertible Senior Subordinated Notes due 2008, assuming the Teva ADRs, stock options and Convertible Senior Debentures were issued at the beginning of 2006 and 2005, respectively.

NOTE 5 – Issuance of Convertible Senior Debentures:

In January 2006, indirect wholly owned subsidiaries of the Company issued the following Convertible Senior Debentures:

-	1.75% Convertible Senior Debentures due 2026 for a principal amount of $818 million at a conversion price of $51.26

-	0.25% Convertible Senior Debentures due 2026 for a principal amount of $575 million at a conversion price of $47.16

The Convertible Senior Debentures are unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any. Interest on each of the debentures is payable on a semi-annual basis.

The Convertible Senior Debentures have no contingent feature and are convertible at any time. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be repaid in cash and in the case of conversion, only the residual conversion value above principal will be paid in Teva’s shares.

NOTE 6 – Issuance of Senior Notes:

In January 2006, an indirect wholly owned subsidiary of the Company issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016, unconditionally guaranteed by the Company as to payment of all principal and interest.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - Inventories:

Inventories consisted of the following:

	September 30, 2006	December 31, 2005
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$476.6	$290.8
Products in process	296.9	149.3
Finished products	825.8	517.5
Purchased products	211.6	118.6

	1,810.9	1,076.2
Materials in transit and payments on account	56.7	38.0

	$1,867.6	$1,114.2

NOTE 8 - Revenue recognition:

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts, shelf stock adjustments and other allowances are established concurrently with the recognition of revenue, and are deducted from net sales. The reserve balances related to these provisions are included under accounts payable and accruals.

NOTE 9 - Accounts payable and accruals:

	September 30, 2006	December 31, 2005
	U.S. $ in millions
	Unaudited	Audited
Which includes -
Sales reserves and allowances	$1,427.9	$732.9

NOTE 10 - Comprehensive income:

Comprehensive income is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	U.S. $ in millions
Net income	$606.4	$267.1	$86.1	$767.4
Other comprehensive income (loss), net of tax:
Unrealized loss from available-for-sale securities – net	(1.0)	(8.5)	(12.0)	(12.8)
Unrealized gain (loss) in respect of derivative instruments designated as a cash flow hedge	0.2		(0.1)
Minimum liability with respect to defined benefit plans		3.9		(1.3)
Translation of non-dollar-currency financial statements of subsidiaries and associated companies	83.8	4.1	201.4	(180.4)

	$689.4	$266.6	$275.4	$572.9

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 - Certain details relating to pension plans:

a. The consolidated components of net periodic benefit costs are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	U.S. $ in millions
Service cost	$2.1	$1.2	$6.0	$3.6
Interest cost	1.8	1.2	5.1	3.8
Expected return on plan assets	(1.6)	(1.1)	(4.5)	(3.3)
Recognized net actuarial loss	0.2	0.5	0.8	1.2
Prior service cost		(0.1)	(0.2)	(0.3)

Employers’ pension cost	$2.5	$1.7	$7.2	$5.0

b. Teva has made contributions of $29.7 million in the nine months ended September 30, 2006 to its pension plans and presently anticipates contributing an additional $10.3 million in 2006, for a total of $40.0 million.

NOTE 12 – Research and development:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	U.S. $ in millions
Research and development expenses:
Total expenses	$136.5	$97.2	$365.3	$281.3
Less - participations and grants	2.2	4.8	7.6	10.2

	$134.3	$92.4	$357.7	$271.1

NOTE 13 – Impairment and restructuring expenses:

Impairment and restructuring expenses for the nine months ended September 30, 2006 were $25.7 million and $4.9 million, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 14 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
	U.S. $ in millions
Three months ended September 30, 2006:
Net sales:
To unaffiliated customers	$2,098.6	$141.1	$46.0	$2,285.7
Intersegment	0.1	179.9	**	180.0

Total net sales	$2,098.7	$321.0	$46.0	$2,465.7

Operating income***	$595.8	$146.6	$9.1	$751.5

Assets (at end of period)****	$7,800.8	$1,093.0	$230.9	$9,124.7

Goodwill (at end of period)****	$7,046.2	$671.3	$132.1	$7,849.6

Depreciation and amortization****	$93.3	$16.2	$2.1	$111.6

Three months ended September 30, 2005:
Net sales:
To unaffiliated customers	$1,173.8	$137.5	$6.0	$1,317.3
Intersegment	—	127.0	0.2	127.2

Total net sales	$1,173.8	$264.5	$6.2	$1,444.5

Operating income	$232.6	$119.2	$0.6	$352.4

Nine months ended September 30, 2006:
Net sales:
To unaffiliated customers	$5,571.2	$435.1	$124.3	$6,130.6
Intersegment	0.5	610.9	**	611.4

Total net sales	$5,571.7	$1,046.0	$124.3	$6,742.0

Operating income (loss) ***	$104.0	$507.5	$(18.7)	$592.8

Assets (at end of period)****	$7,800.8	$1,093.0	$230.9	$9,124.7

Goodwill (at end of period)****	$7,046.2	$671.3	$132.1	$7,849.6

Depreciation and amortization****	$243.3	$52.9	$5.7	$301.9

Nine months ended September 30, 2005:
Net sales:
To unaffiliated customers	$3,449.5	$382.9	$17.0	$3,849.4
Intersegment	—	388.7	1.2	389.9

Total net sales	$3,449.5	$771.6	$18.2	$4,239.3

Operating income	$731.1	$322.9	$1.0	$1,055.0

*	Active Pharmaceutical Ingredients.
**	Represents an amount of less than $0.1 million.
***	Operating income for the nine months ended September 30, 2006 of the pharmaceutical segment included $1,207 million of acquisition of research and development in process. Acquisition of research and development in process allocated to other non-reportable segments amounted to $41 million.
****	As described in note 4, the Company has not finalized the allocation of the purchase price of the Ivax acquisition to the net assets acquired. Consequently, the finalization of such allocation may affect the assets and related amortization of reportable and non-reportable segments.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
	U.S. $ in millions
Total operating income of reportable segments	$742.4	$351.8	$611.5	$1,054.0
Other	9.1	0.6	(18.7)	1.0
Amounts not allocated to segments:
Profits not yet realized	2.8	(23.9)	(96.7)	(47.2)
General and administration expenses	(29.1)	(14.6)	(63.0)	(53.1)
Other expenses	(1.6)	(1.7)	(7.9)	(3.0)
Financial income (expenses) - net	(28.1)	6.8	(98.8)	5.5

Consolidated income before income taxes	$695.5	$319.0	$326.4	$957.2

September 30, 2006
U.S. $ in millions
Assets (at end of period):
Total assets of reportable segments	$8,893.8
Total goodwill of reportable segments	7,717.5
Other assets	363.0
Elimination of inter segment items	(293.7)
Assets not allocated to segments:
Current assets	2,402.6
Investments and other assets	768.2
Property, plant and equipment, net	117.3
Debt issuance costs	36.9

Consolidated assets (at end of period)	$20,005.6

NOTE 15 - Recently issued accounting pronouncements:

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”. This Financial Interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. As applicable to Teva, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. Teva is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This Financial Accounting Standard establishes a framework for measuring fair value and expands related disclosure requirements. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2008. Teva is currently evaluating the impact that the adoption of FAS 157 would have on its consolidated financial statements.

In September 2006, the FASB issued FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FAS 87, 88, 106 and 132(R)”. This Financial Statement requires an employer to recognize the over-funded or under-funded status of a defined benefit pension and other postretirement plan as an asset or liability on its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. As applicable to Teva, this statement will be adopted prospectively from December 31, 2006. Teva does not expect FAS 158 to have a material effect on its consolidated financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 16—Commitments and contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims (including product liability and employment claims) arising in the ordinary course of their business. In addition, as described below, in large part as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statement for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation is different in Europe, Canada and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third party claims relating to: (i) intellectual property infringement or (ii) product liability. Except as set forth in this Note 16, as of September 30, 2006, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its subsidiary Ivax was a distributor of brand equivalent versions of phentermine. Each of these entities has been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. (“Purdue”) filed an action in the United States District Court for the Southern District of New York, alleging that the filing of Teva’s ANDA for 80 mg oxycodone hydrochloride extended-release tablets, AB-rated to OxyContin®, infringed three patents owned by Purdue. Subsequently on April 3, 2003, Purdue sued Teva on its 10, 20 and 40 mg oxycodone products. On March 31, 2004, Teva commenced sales of its 80 mg oxycodone product and on December 6, 2005, Teva commenced sales of its 10, 20 and 40 mg oxycodone products. The patent infringement litigation was dismissed by the Court on October 16, 2006 pursuant to a settlement agreement between Teva and Purdue, which provides for a full release of Teva as well as its distributors, purchasers and patients, and calls for Teva to cease selling its oxycodone products at a future date upon certain contingencies. Teva anticipates continued sales of its generic version of OxyContin® at least through March 31, 2007.

In September 2002, Sicor, a Teva subsidiary, launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for November 20, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful in its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product until the patent expires in August 2007.

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in the related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. The patent at issue expires in February 2007 and may be eligible for an additional six-month pediatric exclusivity. An appropriate provision for this matter has been included in the accounts. Also, on January 28, 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. Ranbaxy has been indemnifying Teva in connection with legal fees incurred by Teva in this quinapril litigation. Were Pfizer ultimately to prevail, Teva could be called upon to pay damages for its sales of this product and it would then seek appropriate indemnification from Ranbaxy pursuant to the terms of its agreement with Ranbaxy.

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. Pfizer has appealed this summary judgment ruling. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded on June 15, 2006. Trial against Teva with respect to the launch of omeprazole capsules is not yet scheduled. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product until the patent expires in October 2007.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents and two API patents at issue in the litigation, and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. The denial of the preliminary injunction was affirmed by the United States Court of Appeals for the Federal Circuit on November 8, 2006. A trial has not been scheduled. Aventis has also brought patent infringement litigation against Teva in Tel Aviv. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In November 2005, Teva launched its azithromycin monohydrate 250 mg, 500 mg and 600 mg tablet products that are the AB-rated version of Pfizer Inc.’s Zithromax® tablets. Zithromax tablets had annual sales of approximately $1.6 billion, based on IMS data for September 2005. Teva and Pfizer have been involved in patent litigation in the United States District Court for the Southern District of New York regarding Pfizer’s azithromycin dihydrate patent. On February 9, 2006, Pfizer granted Teva a covenant not to sue with respect to the azithromycin dihydrate patent. Pfizer had previously granted Teva a covenant not to sue with respect to a food effect patent that was also the subject of litigation in the same court. On February 8, 2006, Pfizer filed a complaint against Teva in the U.S. District Court for the District of Delaware, alleging infringement of Pfizer’s azithromycin sesquihydrate polymorph patent. Also, on February 8, 2006, Pfizer filed a Citizens Petition with the FDA, requesting that the FDA revoke Teva’s approval for this product on the basis that Teva’s labeling failed to disclose the alleged presence of the sesquihydrate. Were Pfizer ultimately to be successful in its allegations, Teva could be required to pay damages and be enjoined from selling its azithromycin products.

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. These additional conditions, some of which were expected to be effective immediately and some of which were expected to be effective commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation, which is still ongoing as of November 2006. In the course of mediation, it was agreed that the effectiveness of the additional conditions would be postponed until completion of the mediation process. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity who purchased Provigil directly from

Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product and by Apotex, Inc. Also, Teva filed its modafinil settlement agreement with the Federal Trade Commission (“FTC”) and the U.S. Department of Justice in accordance with Section 1112(a) of Subtitle B of Title XI of the Medicare Prescription Drug Improvement & Modernization Act of 2003. The FTC has requested that Teva provide additional documents and information in connection with the FTC’s review of the settlement agreement.

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California (the “California Action”) that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA. An agreement has been reached with the plaintiffs, subject to approval of the Court, to settle the California Action. An appropriate provision for the California Action has been included in the accounts.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. The claimants have filed an appeal.

Teva USA, Sicor and Ivax (collectively, the “Teva parties”) are defendants in numerous actions filed by state attorneys general and several counties in the State of New York, and one by the federal government, alleging that patients and state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The Teva parties are currently named in 23 separate complaints, which name many of the largest generic and brand name drug manufacturers and allege the same claims of fraud. These matters are in varying stages of litigation in a number of state and federal courts. Sicor is also a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs. The class action litigation has been largely consolidated in federal court in Boston. In early 2004, the court dismissed all but one count in the complaint and discovery ensued for all parties. The Teva parties continue to pursue their defenses vigorously. An appropriate provision for certain of these matters has been included in the accounts.

On October 30, 2006, Ivax Pharmaceuticals, Inc. (“IPI”), which became an indirect, wholly owned subsidiary of Teva through the acquisition of Ivax in January 2006, entered into an agreement with the office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney”) to toll the statute of limitations while that office and the Civil Division of the Department of Justice pursue an investigation into whether IPI directly or indirectly offered or paid remuneration to customers, including but not limited to Omnicare, Inc., in order to induce such parties to recommend, prescribe or purchase IPI’s pharmaceutical products and promoted, marketed and sold its products in violation of law. IPI is cooperating in the investigation. Because detailed allegations have not been revealed by the U.S. Attorney, Teva has no basis on which to determine the extent of IPI’s liability in connection with the investigation, and furthermore it is not feasible at this time to predict the outcome of the investigation with any certainty. The outcome could include the commencement of civil or criminal proceedings, the imposition of substantial fines or penalties and injunctive or administrative remedies.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to our ability to rapidly integrate Ivax Corporation’s operations and achieve expected synergies, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so-called “authorized generics”) or seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, regulatory changes that may prevent us from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, the fact that we have significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors”, beginning on page 6 of our Annual Report on Form 20-F for the year ended December 31, 2005 and on page 32 of this Report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended September 30, 2006 to Three Months Ended September 30, 2005

Highlights

Teva’s net sales for the third quarter of 2006 reached $2.3 billion, an increase of 74% over the comparable quarter of 2005. Net income during the third quarter of 2006 amounted to $606 million, an increase of 127% over the comparable quarter of 2005.

The main factors affecting the quarter were:

•	The sale of 22 new products in the U.S. as compared to the comparable quarter of 2005, some of which benefited from market exclusivity, including simvastatin, the largest generic product launch (both in volume and dollar terms) in the history of the generics industry, which was launched in the second quarter of 2006, and sertraline and venlafaxine, which were launched in the third quarter of 2006.

•	The consolidation of the results of Ivax, which were not included in the comparable quarter of 2005. Given that Ivax has pharmaceutical operations in the U.S., Western Europe, Central and Eastern Europe and Latin America, as well as an animal health business, the consolidation of Ivax increased sales and other income statement line items in various Teva operations, as compared to the third quarter of 2005.

•	U.S. generic base business eroded due to price erosion and lower sales of some of Teva’s relatively new products, such as fexofenadine and azithromycin, which continued to encounter increased competition.

•	An increase in global sales of Copaxone®.

•	Gross profit margin reached 55.2%, operating income margin reached 31.7% and net income margin reached 26.5%, in each instance substantially higher than the third quarter of 2005 and Teva’s historically indicated ranges. These exceptionally high margins, which were first achieved in the second quarter of 2006, reflect the substantial volume of sales this quarter of generic products launched with exclusivity in the U.S. in the second and third quarters of 2006, of which the largest were simvastatin and sertraline.

•	An effective tax rate of 12.5% of pre-tax income compared with 15.9% for the comparable quarter of 2005. The rate this quarter results from the downward adjustment of our estimated annual tax rate on adjusted pre-tax income from the levels provided in prior quarters of 2006. Our current best estimate for 2006 is 15.5% of adjusted pre-tax income.

•	Financial expenses of $28 million compared with financial income of $7 million for the third quarter of 2005, reflecting costs related to the financing of the Ivax acquisition.

The following table sets forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended September 30		Period to Period Percentage Change
	2006	2005
Net Sales	100.0%	100.0%	73.5%
Gross Profit	55.2%	47.0%	104.0%
Research and Development Expenses net:	5.9%	7.0%	45.4%
Selling, General and Administrative Expenses	17.7%	16.2%	88.7%
Operating Income	31.7%	23.7%	131.8%
Financial Expenses (Income) — net	1.2%	(0.5)%	NA
Income Before Income Taxes	30.4%	24.2%	118.0%
Net Income	26.5%	20.3%	127.0%

Sales – General

Consolidated sales for the three months ended September 30, 2006 were $2,286 million, an increase of 74% over the comparable quarter of 2005. In addition to the inclusion of Ivax’s sales, sales of new products that were launched during the second and third quarters of 2006, primarily simvastatin, sertraline, venlafaxine, pravastatin and increased Copaxone® sales were the major contributors to this quarter’s growth. Rates of exchange between non-U.S. currencies and the U.S. dollar had a positive impact of 1%.

Sales By Geographical Area

	U.S. Dollars In Millions Third Quarter,		% Change	2006 % of Total
	2006	2005
North America	1,426.0	789.9	80.5%	62.4%
Europe*	522.8	381.8	36.9%	22.9%
International**	336.9	145.6	131.4%	14.7%

Total	2,285.7	1,317.3	73.5%	100.0%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, Central and Eastern European countries and Israel.

Sales By Business Segment

	U.S. Dollars In Millions Third Quarter,		% Change	2006 % of Total
	2006	2005
Pharmaceuticals	2,098.6	1,173.8	78.8%	91.8%
API *	141.1	137.5	2.6%	6.2%
Other	46.0	6.0	666.7%	2.0%

Total	2,285.7	1,317.3	73.5%	100.0%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended September 30, 2006 were $2,099 million, representing approximately 92% of Teva’s total sales and an increase of 79% over the third quarter of 2005. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Third Quarter,		% Change	2006 % of Total
	2006	2005
North America	1,325.4	707.5	87.3%	63.2%
Europe*	463.8	342.1	35.6%	22.1%
International **	309.4	124.2	149.1%	14.7%

Total	2,098.6	1,173.8	78.8%	100.0%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, Central and Eastern European countries and Israel.

North America

Pharmaceutical sales in North America for the three months ended September 30, 2006 reached $1,325 million, an increase of 87% over the comparable quarter of 2005. This increase was primarily attributable to the sales of new products launched during this quarter, including sertraline and venlafaxine, both with exclusivity, the inclusion of Ivax’s sales and the sale of new products launched during the second quarter of 2006, including simvastatin and pravastatin, both with exclusivity, all of which sales were partially offset by some erosion of the base business. Also contributing to increased sales in North America were increased sales of Copaxone®, sales of branded respiratory products, which were added to Teva’s product offerings with the acquisition of Ivax, and the initial sales of Azilect® in the U.S.

Some of Teva’s products, such as fexofenadine, azithromycin and propofol, continued to experience significant volume and price erosion due to competition. Other products, principally older products, continued to suffer from price erosion. During the quarter, Teva sold 22 generic products that were not sold by either Teva or Ivax in the comparable quarter of 2005. These products included: glimepiride, glipizide/metformin, octreotide SDV, azithromycin, octreotide MDV, ribavirin, oxycodone, cefprozil tabs, cefprozil susp, desmopressin, tramadol, deferoxamine, zonisamide, mitoxantrone, pravastatin, polyethylene glycol, finasteride, simvastatin, meloxicam, venlafaxine, sertraline and ciprofloxacin.

The following is a listing of the ANDA approvals Teva received from the FDA during the third quarter of 2006 and through November 6, 2006:

Generic Product Name	Approval Date	Innovator Product Brand Name		Branded Sales (U.S. Dollars in Millions)	Launch Date
Lamotrigene	8/06	Lamictal	®	1,432	8/06	**
Ciprofloxacin	8/06	Cipro	®	8	8/06
Sertraline	8/06	Zoloft	®	3,099	8/06	**
Venlafaxine IR	8/06	Effexor	®	155	8/06	**
Meloxicam	7/06	Mobic	®	1,105	7/06
Fosinopril/HCTZ	7/06	Monopril HCT	®	17
Methylprednisolone MDV	10/06	Depo-Medrol	®	70
Risperidone*	10/06	Risperdal	®	66
Ondansetron*	8/06	Zofran	®	62
Amlodipine/Benazepril*	7/06	Lotrel	®	1,355
Escitalopram*	7/06	Lexapro	®	2,249

*	Tentative approvals.
**	Launched with exclusivity.

As of November 6, 2006, Teva had 144 product applications awaiting final FDA approval. Collectively, the brand products covered by these 144 applications have annual U.S. sales of approximately $87 billion. Teva believes it is the first to file on 44 of these applications that cover products whose annual U.S. branded sales are over $34 billion. Teva expects that its industry-leading ANDA pipeline will continue to present additional opportunities in the U.S. market for the coming years. While Teva anticipates launching a significant number of new generic products in 2007, in general each such product represents a smaller opportunity than the products launched in 2006 and those that Teva expects to launch in 2008.

During the quarter, Teva continued to strengthen its leading position in the United States in both new prescriptions (NRx) and total prescriptions (TRx), with increases over the comparable quarter of 2005 of 40.8 million and 65.6 million, representing an increase of 21% and 19%, respectively. On a trailing 12-month basis, the number of total prescriptions for Teva’s products reached 410 million and the number of new prescriptions reached 237 million.

Europe

Teva’s pharmaceutical sales in Western Europe (which also includes Hungary) were $464 million in the quarter ended September 30, 2006, an increase of approximately 36% over the third quarter of 2005, with currency effects having a relatively small positive impact on growth. These increases were attributable to the inclusion of Ivax sales, higher generic sales and increased Copaxone® and Azilect® sales. Teva launched 34 generic products in nine different markets during the third quarter of 2006. The sales of these relatively smaller products and other products that were not sold in 2005, as well as the continued sales in countries that were new to Teva and added to our Western European markets this year, all contributed to the growth this quarter over the comparable quarter of 2005.

International

Teva’s International pharmaceutical sales this quarter continued to benefit from the expansion of sales in existing markets and the addition of territories gained through the Ivax acquisition, including certain countries in Latin America and Central and Eastern Europe, where Teva had a relatively smaller presence. Teva’s International pharmaceutical sales this quarter were $309 million, an increase of approximately 149% as compared to the third quarter of 2005.

The principal countries contributing to our Latin American pharmaceutical sales this quarter were Mexico, Chile, Venezuela, Peru and Argentina, and the principal countries contributing to our Central and Eastern Europe pharmaceutical sales were Russia, Poland and the Czech Republic. In most of these markets, our products are marketed and sold as “branded generics.” Sales of branded generic products involve considerably higher marketing expenditures than do non-branded generic products such as those we sell in the United States and certain Western European countries. Israeli pharmaceutical sales, which accounted for approximately 4% of consolidated pharmaceutical sales this quarter, totaled $82 million, an increase of 12% compared to the third quarter of 2005.

Innovative Products

Copaxone®. During the third quarter of 2006, global in-market sales of Copaxone®, Teva’s leading drug, totaled $354 million, an increase of 15% over the comparable quarter of 2005. The U.S. accounted for 64% of global Copaxone® sales in the third quarter of 2006, compared with 67% in the comparable quarter of 2005. U.S. in-market sales increased 10% to $226 million, and non-U.S. (primarily Europe and Canada) in-market sales increased 26% to $128 million. According to IMS data, in the United States, Copaxone® continued to outpace the market growth, strengthening its leadership position with TRx and NRx shares increasing to 34% and 35.2%, respectively, as of September 2006. In comparison to the third quarter of 2005, U.S. sales also benefited from two price increases: the first, an increase of 9% in early 2006 and a second of 4% late in the third quarter of 2006. Copaxone® is sold through Sanofi-Aventis and its subsidiaries in most markets, and Teva records as revenue only a portion of the in-market sales of Copaxone® sold by these entities. In the United States, Copaxone® is marketed by Teva Neuroscience, Inc.

At the 22nd Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Madrid, Teva reported on several important studies presented at the meeting. The first one, conducted in Israel, confirmed that antibodies to Copaxone® do not impact its established and sustained long-term efficacy. Two other studies presented data of combination or induction with Copaxone® in very active MS patients. The studies showed that short term combination of Copaxone® with IV steroid methylprednisolone (IVMP) followed by Copaxone® treatment alone, or induction for three months with mitoxantrone followed by Copaxone®, resulted in rapid and sustained reduction of disease activity and reduction of relapse rate. Finally, a study conducted in the U.S. has shown that Copaxone®’s beneficial effect on axonal integrity as measured by Magnetic Resonance Spectroscopy (MRS) is sustained for four years.

In July 2006, Teva initiated a large Phase III study designed to confirm the positive results from a Phase II study that compared a new higher dose of 40 mg/day of glatiramer acetate for the treatment of relapsing remitting multiple sclerosis to the currently approved dose of Copaxone® of 20 mg/day. Enrollment of approximately 1,000 patients in 160 centers across North America, Europe, Argentina and Israel in this study, entitled FORTE, has commenced.

Laquinimod. In September 2006, Teva reported that the Laquinimod Phase IIb Trial confirmed efficacy and favorable safety profile of the oral drug and showed significant reduction in the rate of inflammatory disease activity. The successful completion of the Phase IIb study triggered a milestone payment to Active Biotech. Teva is in discussions with regulatory authorities in order to accelerate the clinical program into Phase III.

Azilect®. During July 2006, Azilect® (rasagiline tablets), Teva’s once-daily oral treatment for Parkinson’s disease and its second innovative drug, became available in the U.S. As announced in July 2006 and in accordance with the termination of Teva’s alliance with Eisai Co., Ltd., Azilect® is marketed in the United States solely by Teva Neuroscience, expanding its central nervous system franchise to include both Copaxone® and Azilect®. To date, Azilect®, which is indicated for the treatment of the signs and symptoms of idiopathic Parkinson’s disease as initial monotherapy and as adjunct therapy to levodopa, has been made available in 22 countries, including Canada, where it was recently approved for marketing. Total sales of Azilect® worldwide in the third quarter amounted to $16 million. Azilect® has been experiencing a high rate of growth in weekly prescriptions since its launch in the U.S. in July 2006, and according to IMS data for October 27, 2006, weekly prescriptions for Azilect® reached 1,841 new prescriptions and 3,056 total prescriptions. Teva estimates that approximately 15,000 patients are now being treated with Azilect® in the U.S.

Teva is making significant progress with the Adagio trial, a large Phase III clinical trial designed to study Azilect®’s potential effects on modifying the progression of Parkinson’s disease. The screening stage for this study, originally expected to be completed only in the first quarter of 2007, has now been completed, and the results of the study are expected in mid-2008.

Respiratory Products. During this quarter, Teva continued the expansion of its global respiratory franchise, which has estimated annual sales of over $400 million for 2006. During the quarter, Teva more than doubled its sales in the U.S. of respiratory products as compared to sales recorded by Ivax in the third quarter of 2005. The respiratory business includes several patented delivery systems, such as Easi-Breathe®, Spiromax™/Airmax™ and Steri-Neb™, in addition to other delivery systems. In the U.S., Albuterol Sulfate HFA Inhalation Aerosol is being re-branded as ProAir™ HFA (albuterol sulfate), and the Company is seeking approval for ProAir™ HFA (albuterol sulfate) Breath Actuated Inhalation Aerosol, based on the Easi-Breathe® technology. In June 2006, Teva submitted a filing to the FDA responding to questions raised by the FDA regarding the ProAir™ Breath Actuated Inhalers, and Teva is hopeful for a launch of this product in 2007. In Western Europe, Teva progressed in the commercialization of Fluticasone Nasal Spray (NL) and in the commercialization of Budesonide in its dry powdered respiratory form marketed under the brand name Spiromax®. In Central and Eastern European countries and Latin America, Teva is continuing to develop its respiratory commercial activity and is registering several products using its devices. In the U.S. market, Teva has succeeded in capturing a strong position in the albuterol HFA market, with a 50% market share.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties reached $141 million, in the third quarter of 2006, 3% higher than in the third quarter of 2005. These sales reflect both the addition of Ivax’s API sales to third parties and the reclassification of Teva’s third party API sales to Ivax as internal sales. Total API sales, including internal sales to Teva’s pharmaceutical businesses, reached $321 million in the quarter, an increase of 21% over the third quarter of 2005. The increase in internal sales during the third quarter reflects the continued sales to Teva’s pharmaceutical business in support of major products that were launched during the second and third quarters of 2006. Teva’s API division presently offers approximately 250 products.

Other Sales

Other sales, which include primarily the sales of IVX Animal Health and Teva’s traditional veterinary business, amounted to $46 million.

Gross Profit

Gross profit margin was 55.2% in the third quarter of 2006 compared with a gross profit margin of 47.0% for the third quarter of 2005. This exceptionally high gross profit margin, which was first achieved in the second quarter of 2006, reflects the high volume of sales of new products in the U.S. benefiting from exclusivity, several of which are vertically integrated, as well as higher margins of Teva’s innovative and branded products. Amortization expense resulting from acquired product rights in connection with the acquisition of Ivax amounted to $26 million and was included in cost of goods for the third quarter of 2006.

Gross profit margin varies from quarter to quarter due to changes in the product and geographic mix, including varying sales volumes under certain cooperation agreements. While the end of exclusivity periods in the U.S. for previously launched products and the anticipated smaller number of significant product launches in the U.S. market will cause the gross profit margin to decline from that experienced in this quarter, we expect that, going forward, gross profit margins will fluctuate within a band of 47-50%, which is a higher level than the previously indicated range of 45-48%.

Research and Development (R&D) Expenses

Gross R&D spending for the quarter grew by 40% over the comparable quarter of 2005 and reached $136 million, reflecting both the inclusion of Ivax’s R&D activities, which also slightly changed the relative proportion of Teva’s R&D expenses from generic to innovative projects. Net R&D (after third party participations) grew 45% and reached $134 million.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 17.7% of net sales, amounted to $404 million in the third quarter of 2006, as compared to 16.2% of net sales and $214 million in the third quarter of 2005. This higher level continues to reflect primarily the inclusion of Ivax with its higher SG&A expense levels, mainly due to its higher proportion of sales of branded products and its operations in branded generic markets, as well as higher selling and marketing costs supporting growing Copaxone® sales and the gradual introduction of Azilect®. In the reported quarter, SG&A also reflects the expensing of employee stock options as a result of the adoption of FAS 123R as of January 1, 2006. These factors were partially offset by a high level of sales of new generic products launched with exclusivity, with lower expenses as a percentage of sales. The net effect of the gradual realization of additional synergies in connection with the Ivax acquisition and economies of scale, on the one hand, and the inclusion of the higher Ivax SG&A expense levels, as well as Teva’s increased marketing activity in connection with Azilect®, on the other hand, may result in an increase going forward of the SG&A line item as a percentage of sales.

Financial Expenses

Net financial expenses amounted to $28 million, as compared to the financial income of $7 million in the comparable quarter of 2005, primarily reflecting the cost of financing the acquisition of Ivax, net of income generated on Teva’s cash and quasi-cash balances, which stood at $2.1 billion as of September 30, 2006, as well as income generated from derivatives. Going forward, typical financial expenses, net of hedging activities which fluctuate from quarter to quarter, are expected to be in a range of $30-35 million.

Tax Rate

The tax rate provided for the third quarter of 2006 was 12.5% of pre-tax income, as compared with a rate of 15.9% for the third quarter of 2005 and 18% for the whole of 2005. The rate this quarter results from the downward adjustment of our estimated annual tax rate on adjusted pre-tax income from the levels provided in prior quarters of 2006, which estimates were: 19% of adjusted pre-tax income, as of the first quarter of 2006, 17.5% of adjusted pre-tax income, as of the second quarter of 2006, and our current best estimate for 2006 of 15.5% of adjusted pre-tax income.

We expect the quarterly tax rate to continue to fluctuate, reflecting changes mainly in our product and geographical mix.

Net Income

Teva recorded net income of $606 million, or diluted earnings per share of $0.74, compared with net income of $267 million and diluted earnings per share of $0.40 for the third quarter of 2005. Net income as a percentage of sales was 27% in the third quarter of 2006, as compared to 20% in the comparable quarter of 2005 and the whole of fiscal 2005.

Diluted earnings per share this quarter included an add back to net income of $7 million of interest expense (net of tax) related to Teva’s convertible debentures.

The divergence between the net income growth rate of 127% and the diluted earnings per share growth rate of 85% reflects mainly the higher share count due to the shares issued in the Ivax acquisition and the shares that could be issued upon conversion of the $0.8 billion of convertible debentures issued in January 2006.

In accordance with U.S. GAAP, Teva began expensing stock options in the first quarter of 2006. The earnings per share this quarter reflect the deduction of approximately $0.01 per share for these stock option expenses.

For the third quarter of 2006, the share count for calculation of diluted earnings per share was approximately 834 million shares. For purposes of calculating Teva’s market capitalization at September 30, 2006, Teva uses approximately 769 million shares, which represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable pursuant to the exchangeable shares issued in connection with the acquisition of Novopharm Ltd.

Stock Repurchase Program

On November 7, 2006, Teva announced that its Board of Directors authorized the Company, including through one or more subsidiaries, to repurchase up to an aggregate of $600 million of its ordinary shares/ADRs and convertible debentures of its finance subsidiaries. The repurchase program, Teva’s third such program in recent years, is designed to enhance shareholder value and to offset dilution due to share issuances under the Company’s employee compensation plans.

Given the Company’s strong cash position and cash flow, the Board believes that, after the repurchase program, the Company will remain with sufficient internal resources to fully execute its long-term business development strategy, including future acquisitions of products, technology and entities, expansion of its generic and innovative R&D programs and meeting its other capital requirements.

Ivax Integration Activities

As previously announced, Teva will cease production at the former Ivax manufacturing facility in Cidra, Puerto Rico during the fourth quarter of 2006 as part of its global rationalization strategy. The facility has approximately 550 employees and originally manufactured 50 products. Production of a majority of these products has already been transferred to other Teva manufacturing facilities around the world. Teva expects to achieve approximately $45 million in cost savings in 2007 solely from the closing of the Cidra facility. This action is designed to further improve efficiencies, supply chain management and competitive positioning. In addition, Teva has already closed four plants in the U.S. and Canada this year.

Jerusalem Plant FDA Inspection and Future Impact

The FDA inspection of our new state-of-the-art manufacturing plant in Jerusalem is now underway. This plant will significantly enhance the capabilities of our global supply system to meet the growing demand for our products. This plant is designed to have an initial annual capacity of 4 billion tablets and, in 2008, 8 billion tablets.

President & CEO Announces Retirement

On October 18, 2006, Israel Makov announced his plans to retire as President and CEO during the course of 2007. Shlomo Yanai, 55, will join the Company as President and CEO-Designate during the first part of 2007. Mr. Makov will continue to work with Teva as a senior strategic advisor for the next two years and, during the transition period, Mr. Makov and Mr. Yanai, along with the Board, will work together to help ensure a seamless leadership transition.

Comparison of Nine Months Ended September 30, 2006 to Nine Months Ended September 30, 2005

General

The first quarter of 2006 included two months of Ivax results and no major product launches, while the second and third quarters of 2006 were marked by several major product launches with exclusivity in the U.S. and included full quarters of Ivax results. During the first two quarters of 2006, Teva recorded significant charges with regard to the Ivax acquisition, as well as other charges relating primarily to the impairment of product rights and fixed assets, as further described below. In connection with the Ivax acquisition, Teva recorded charges aggregating $1.35 billion before taxes and $1.31 billion after-taxes primarily during the first quarter. These items consisted of:

•	$1,248 million of a preliminary estimate of an in-process R&D write-off in connection with the Ivax acquisition;

•	$95 million pre-tax ($66 million after-tax) in a step-up of Ivax’s inventory at its acquisition date ($31 million of which was recorded in the second quarter of 2006); and

•	$5 million of restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations.

In addition, Teva recorded the following non-Ivax related charges during the second quarter of 2006:

•	$22 million, reflecting further impairment of product rights for Purinethol® as a result of the increased generic competition for this product. Purinethol® product rights were originally acquired as part of a litigation settlement in 2003 with GlaxoSmithKline;

•	$6 million, reflecting in-process R&D acquired in connection with an equity investment in Gamida Cell Holdings, a joint venture of Teva and Gamida Cell Ltd.; and

•	$4 million, reflecting impairment of a certain property acquired in connection with the acquisition of Copley Pharmaceutical, Inc. in 1999.

As a result of these charges, Teva reported GAAP net income for the nine months of 2006 of $86 million, or diluted earnings per share of $0.11. Excluding these charges, Teva’s adjusted net income was $1,434 million, or diluted earnings per share of $1.77.

The data, after the exclusion of the items described above, are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. These “as adjusted” data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of an acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry. Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e. those before taking into account these charges. For a detailed reconciliation of net income and EPS in accordance with U.S. GAAP to the adjusted numbers, see the table on page 30 entitled “Reconciliation between Reported Income and Earnings per Share to Adjusted Income and Earnings per Share.”

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

GAAP Results	Percentage of Sales Nine Months Ended September 30		Period to Period Percentage Change
	2006	2005
Net Sales	100.0%	100.0%	59.3%
Gross Profit	51.5%	46.9%	75.0%
Research and Development Expenses net:	5.8%	7.0%	32.0%
Selling, General and Administrative Expenses	17.9%	15.1%	88.4%
Acquisition of research and development in process	20.4%	—	N/A
Impairment and restructuring expenses	0.5%	—	N/A
Operating Income	6.9%	24.7%	(55.3)%
Financial Expenses (Income)— net	1.6%	(0.1)%	N/A
Income Before Income Taxes	5.3%	24.9%	(65.9)%
Net Income	1.4%	19.9%	(88.8)%

Adjusted Results*

Gross Profit	53.0%	46.9%	80.2%
Operating Income	29.4%	24.7%	89.6%
Income Before Income Taxes	27.8%	24.9%	78.2%
Net Income	23.4%	19.9%	86.8%

*	For a detailed reconciliation of net income in accordance with U.S. GAAP to the adjusted numbers, see the table on page 30 entitled “Reconciliation between Reported Income and Earnings per Share to Adjusted Income and Earnings per Share.”

Sales – General

Consolidated sales for the nine months ended September 30, 2006 were $6,131 million, an increase of 59% over the comparable period of 2005, driven mainly by the acquisition of Ivax and several product launches during the second and third quarters, the most significant being simvastatin and sertraline. The acquisition of Ivax affected each of the geographical regions listed below where Ivax has a presence (North America, Europe and International).

Sales by Geographical Area

	U.S. Dollars In Millions Nine Months		% Change	% of Total
	2006	2005
North America	3,728.3	2,281.6	63.4%	60.8%
Europe*	1,479.2	1,130.8	30.8%	24.1%
International**	923.1	437.0	111.2%	15.1%

Total	6,130.6	3,849.4	59.3%	100.0%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, Central and Eastern European countries and Israel.

Sales by Business Segment

	U.S. Dollars In Millions Nine Months		% Change	% of Total
	2006	2005
Pharmaceuticals	5,571.2	3,449.5	61.5%	90.9%
A.P.I.*	435.1	382.9	13.6%	7.1%
Other	124.3	17.0	631.2%	2.0%

Total	6,130.6	3,849.4	59.3%	100.0%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the nine months ended September 30, 2006 were $5,571 million, comprising approximately 91% of Teva’s total sales and representing an increase of 62% over the same period of last year. The following table shows the geographic breakdown of these sales.

Pharmaceutical Sales

	U.S. Dollars In Millions Nine Months		% Change	% of Total
	2006	2005
North America	3,403.4	2,061.5	65.1%	61.1%
Europe*	1,335.6	1,017.9	31.2%	24.0%
International**	832.2	370.1	124.9%	14.9%

Total	5,571.2	3,449.5	61.5%	100.0%

*	Includes Western Europe and Hungary.
**	Includes primarily Latin America, Central and Eastern European countries and Israel.

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2006 reached $3,403 million, an increase of 65% over the comparable period of 2005. This increase was attributable primarily to the inclusion of Ivax, newly launched products, as described above, and continued strong sales of Copaxone®.

Europe

Teva’s pharmaceutical sales in Europe were $1,336 million in the nine months ended September 30, 2006, an increase of 31% over the first nine months of 2005 primarily due to the inclusion of Ivax.

International

Pharmaceutical sales in Teva’s International markets in the nine months ended September 30, 2006 increased by 125% as compared to the comparable period of 2005 almost entirely due to the inclusion of Ivax.

Israeli pharmaceutical sales accounted for 4% of consolidated pharmaceutical sales in the period ended September 30, 2006, and totaled $231 million, an increase of 6% compared to the comparable period of 2005.

Copaxone®

During the nine months ended September 30, 2006, global in-market sales of Copaxone® totaled $1,037 million, an increase of 21% over the comparable period of 2005. This growth was driven by increased sales both in Europe and in the United States. The United States accounted for 65% of global Copaxone® sales in the nine month period ended September 30, 2006, compared with 66% in the comparable period of 2005. U.S. in-market sales increased 21% to $678 million, and non-U.S. (primarily Europe and Canada) in-market sales increased 23% to $359 million.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva’s pharmaceutical businesses, increased 36% over the comparable period, to a total of $1,046 million. API sales to third parties were approximately $435 million, 14% more than in the same period last year, and represented 7% of Teva’s consolidated sales for the period.

Gross Profit

The adjusted gross profit margin for the nine months of 2006 reached 53.0%, significantly higher than the 46.9% level achieved in the comparable period of 2005, reflecting the exceptionally high level of gross profit achieved in the second and third quarter of 2006, mainly due to significant product launches with exclusivity during these quarters. The adjusted gross profit is after deducting the Ivax acquired product rights amortization and excludes the Ivax inventory step-up.

Research and Development (R&D) Expenses

Gross R&D expenses during the nine months ended September 30, 2006 amounted to $365 million, an increase of approximately 30% as compared to the same period last year. The increase reflects both the inclusion of Ivax’s R&D activities, which slightly changed the proportion of Teva’s R&D spending toward innovative projects, and an increase in Teva’s own innovative R&D expenditures. Net R&D expenses, which amounted to $358 million in the nine months of 2006, were 32% higher than during the comparable period of 2005.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 88% during the nine months ended September 30, 2006 over those of the comparable period of 2005. SG&A expenses as a percentage of sales were 18% compared to 15% in the comparable period of 2005. This higher level primarily reflects the inclusion of Ivax with its higher SG&A expense level due to the larger role of branded sales, as well as Teva’s innovative business which also generated higher selling and marketing costs supporting the growing Copaxone® and Azilect® sales. It also reflects the profit sharing agreement with Barr with respect to fexofenadine sales and the expensing of employee stock options as a result of the adoption of FAS 123R as of January 1, 2006.

Financial (Income) Expenses

Net financial expenses in the nine months ended September 30, 2006 reached $99 million, compared with net financial income of $5 million in the same period last year. This increase primarily reflects the cost of financing the acquisition of Ivax and increased working capital.

Tax Rate

The tax rate for the nine months ended September 30, 2006 was inordinately high due to the write-off of research and development in process, impairment and restructuring charges. The tax rate excluding such items was 15.5% of adjusted income before tax as compared to 19.6% in the comparable period and 18% for all of 2005. We expect the tax rate to continue to fluctuate reflecting changes mainly in our product and geographical mix.

Net Income

GAAP net income for the nine months ended September 30, 2006 totaled $86 million, or diluted earnings per share of $0.11, compared to net income of $767 million, or diluted earnings per share of $1.14, in the comparable period of 2005. GAAP net income as a percentage of sales was 1.4% in the nine months ended September 30, 2006, as compared to net income as a percentage of sales of 19.9% in the comparable period of 2005.

Adjusted net income for the nine months ended September 30, 2006 totaled $1,434 million, or diluted earnings per share of $1.77, an increase over the comparable period of 2005 of 87% and 68%, respectively. Adjusted net income as a percentage of sales was 23.4% in the nine months ended September 30, 2006, as compared to 19.9% in the comparable period of 2005.

Reconciliation between Reported Income and Earnings per Share to Adjusted Income and Earnings per Share

	U.S. Dollars in Millions (except per share amounts)
	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Reported Net Income	606	267	86	767
Inventory step-up			95
Restructuring expenses			5
Impairment of Product Rights			22
Impairment of Property			4
In-process R& D Acquired			1,254
Tax applicable			(32)

Adjusted Net Income	606	267	1,434	767
Reported Diluted Earnings per ADR	0.74	0.40	0.11	1.14
Adjusted Diluted Earnings per ADR	0.74	0.40	1.77	1.14

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories and valuation and impairment of goodwill and other intangible assets. Please refer to Note 1 to Teva’s consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005 for a summary of all of Teva’s significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. Dollars, changes in the rate of exchange between the U.S. Dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Hungarian Forint, Pound Sterling and Canadian Dollar – affect Teva’s results. During the third quarter of 2006, the Euro revalued as compared to the U.S. Dollar approximately 4% relative to the comparable quarter last year (average compared with average). The Hungarian Forint devalued by approximately 7.4%, and the Pound Sterling revalued by approximately 4.7%. In addition, the Canadian Dollar revalued by 6.7% versus the U.S. Dollar.

In Israel, the dollar value of local sales increased by the revaluation of the NIS of 3.1% between the comparable quarters. However, as Teva’s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the net impact of the NIS revaluation on Teva’s bottom line was slightly negative.

While the value of several of these currencies appreciated relative to the U.S. Dollar, other currencies declined in value. As a result, currency fluctuations had practically no net effect during the third quarter of 2006 as compared to the comparative quarter of 2005, either on sales or net income.

The Ivax acquisition increased sales in various additional currencies, including sales in Latin American and Central and Eastern European currencies. Due to potential instability in certain countries of these regions, Teva is taking measures to minimize currency as well as other exposures arising from doing business in these countries.

Liquidity and Capital Resources

Cash provided by operating activities during the third quarter of 2006 amounted to $793 million. This record level compared to previous quarters mainly reflects the record net income this quarter as well as the impact of new product launches, most significantly simvastatin at the end of the second quarter of 2006. Teva’s overall liquid resources, including cash, short term investments and marketable securities, reached $2.1 billion on September 30, 2006.

Inventories increased during the quarter by $95 million. Trade receivables increased by $72 million, due mainly to the launches during the quarter. The ratio of days sales in inventory remained practically the same compared to June 2006 (162 in September compared with 163 days in June, when excluding the step-up of inventory).

Days Sales Outstanding (receivables) increased from 59 days in June 2006 to 63 days in September 2006. Days Sales Outstanding have been calculated after netting out the Sales Reserves and Allowances (“SR&A”) from the receivables. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under accounts payable and accruals, in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves, Teva has used the net figure for the calculation. SR&A increased during the third quarter of 2006 from $1,269 million at June 30, 2006 to $1,428 million at September 30, 2006. This increase was mainly due to the major product launches during the last two quarters.

Investment in property, plant and equipment in the third quarter of 2006 amounted to $96 million, compared to $83 million in the comparable quarter last year. Depreciation and amortization amounted to $110 million in the third quarter of 2006, as compared to $56 million in the comparable quarter of 2005, primarily reflecting depreciation and amortization relating to tangible assets and product rights acquired as part of the acquisition of Ivax.

Shareholders’ equity exceeded on September 30, 2006, $10 billion for the first time, reaching $10.6 billion, at September 30, 2006, an increase of $0.7 billion from June 30, 2006, reflecting mainly the high net income generated this quarter.

Teva’s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s cash is invested mainly in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates and various other financial instruments and deposits.

Teva continues to review additional opportunities to acquire companies in the pharmaceutical industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from financial institutions, or may involve raising additional funds from debt or equity markets. In addition, as discussed above, on November 7, 2006, Teva announced that its Board of Directors authorized the Company to repurchase up to an aggregate of $600 million of its ordinary shares/ADRs and convertible debentures of its finance subsidiaries. On September 30, 2006, Teva’s debt to total capitalization (debt plus equity) ratio reached 0.34 compared with 0.36 on June 30, 2006.

Material Changes in Contractual Obligations

During the quarter ended September 30, 2006, there were no material changes outside the ordinary course of Teva’s business.

Risk Factors

There have been no material changes from the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005, except as follows:

Political instability and foreign currency fluctuations and restrictions may adversely affect the revenues generated by Teva’s International operations.

As a result of the Ivax acquisition, we now sell products in countries that are susceptible to significant foreign currency risk and that have foreign currency payment restrictions. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. In addition, the continuing political instability in Venezuela may adversely impact our Venezuelan operations and our consolidated earnings.

Performance Guidance

Teva increased its previously announced 2006 adjusted (before certain charges) diluted earnings per share guidance, by $0.10, from $2.15 to $2.25 to a range of $2.25 to $2.35. This revised guidance is based on certain assumptions, primarily relating to new product launches during the fourth quarter of 2006 and to the effect of competition on products whose exclusivity will expire in the near future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005. For the most part, Teva and Ivax were exposed to the same major currencies with the exception of the Czech Koruna and to a very limited extent in the Russian Ruble and certain Central and Eastern European and Latin American currencies.

LEGAL PROCEEDINGS

Teva is subject to various litigations and other legal proceedings. For a discussion of these matters, see “Commitments and Contingencies” included in Note 16 to Teva’s consolidated financial statements included in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: November 13, 2006